Whats for Dinner technologies
Statement of Cash Flows
January through December 2022

What's for Dinner Technologies, LLC

Statement of Cashflows

Jan-Dec 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-81,486.38
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	10,908.66
American Express	2,499.00
Accrued Interest Payable	3,216.44
Payroll Liabilities	-386.98
Net cash provided by Operating Activities	-65,249.26
INVESTING ACTIVITIES	
Accumulated Amortization	6,839.95
Loan Costs	-3,877.25
R&D Costs	-52,104.00
Net cash provided by Investing Activities	-49,141.30
FINANCING ACTIVITIES	
Convertible Note 1	55,250.00
Convertible Note 2	4,400.00
Capital Contribution	108,863.02
Members Draw	-9,850.00
Members Equity	-288,115.15
Opening Balance Equity	-5.00
Retained Earnings	246,893.67
Net cash provided by Financing Activities	117,436.54
Net cash increase for period	3,045.98
Cash at beginning of period	1,625.88
Cash at end of period	**4,671.86**